SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-9
                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

           BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP
                          (Name of the Subject Company)

           BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP,
                         A DELAWARE LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                                      UNITS
                         (Title of Class of Securities)

                                    100642107
                      (CUSIP Number of Class of Securities)

                           Michael H. Gladstone, Esq.
                  c/o Lend Lease Real Estate Investments, Inc.
                                 101 Arch Street
                                Boston, MA 02110
                                 (617) 439-3911
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              Joseph T. Brady, Esq.
                                Nixon Peabody LLP
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 345-1000




    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

                                 AMENDMENT NO.1

         This Amendment No. 1 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on June 12, 2002 ("Schedule 14D-9") by Boston Financial Apartment Associates Limited Partnership (the "Partnership") in response to the Amendment No. 2 of the Tender Offer Statement ("Amendment No. 2"), filed on June 21, 2002, by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (collectively, the "Purchaser"), which amended the Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2002 (the "Schedule TO") by the Purchaser.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         Item 3 is amended to include the following paragraph:

                  "Prior to the commencement of the offer, the Purchaser negotiated a reduced transfer fee for limited partners who tender under the offer. For those limited partners, the transfer fee will be $50 per transaction. The standard transfer fee currently charged by the Partnership is $75 per transaction, regardless of the number of units transferred and not the $10 per unit charge (with a minimum of $75) described in Amendment No. 2 to the Schedule TO of the Purchaser. The reduced transfer fee was the result of an oral request by the Purchaser and was agreed to by the Partnership in light of the reduced per transaction administrative costs for units transferred. The reduced transfer fee is not the result of any written agreements between the Purchaser and the Partnership or its general partner. The reduced transfer fee applies only to this offer. It does not apply to other partnerships and does not apply to any subsequent offers for units in this Partnership. The Purchaser at no time indicated that its offer was contingent on the reduced transfer fee."

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2002

            BOSTON FINANCIAL APARTMENT ASSOCIATES LIMITED PARTNERSHIP

            By:      BFTG Residential Properties, Inc., its general partner

                     By:      /s/ Michael H. Gladstone
                              -----------------------------------
                              Name: Michael H. Gladstone
                              Title: Vice President